EXHIBIT 12.1

FLOTEK INDUSTRIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited, in thousands, except for ratio)

	Six months ended June 30,	Year ended December 31,
	2017	2016	2015	2014	2013	2012
COMPUTATION OF EARNINGS:
Income (loss) from continuing operations before income taxes	$(2,628)	$3,144	$10,634	$56,870	$35,896	$19,993
Add:
Fixed charges, as defined	1,571	2,831	2,117	1,823	2,132	8,382
Subtract:
Capitalized interest	—	—	—	—	—	(91)
Earnings (loss), as defined	$(1,057)	$5,975	$12,751	$58,693	$38,028	$28,284

COMPUTATION OF FIXED CHARGES:
Interest expense, including capitalized interest	$1,145	$1,979	$1,521	$1,373	$1,766	$8,059
Estimate of interest within rental expense (1)	426	852	596	450	366	323
Fixed charges, as defined	$1,571	$2,831	$2,117	$1,823	$2,132	$8,382

Ratio of earnings to fixed charges	N/A	2.11	6.02	32.20	17.84	3.37
Deficiency of earnings to cover fixed charges	$(2,628)	N/A	N/A	N/A	N/A	N/A

(1)	One-third of rental expense is deemed to be representative of interest.